

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Sabrina Martucci Johnson
Chief Executive Officer
Daré Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, California 92122

> **Re: Daré Bioscience, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2024**
> **File No. 333-283280**

Dear Sabrina Martucci Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin Astudillo, Esq.